 Exhibit 6.3

Mr. Raziel Atuar – Terms of Employment Agreement

Position

CEO of Duke Airborne Systems Ltd. (“Company”).

Including all functions and/or positions and/or services provided to Corporate / Subsidiaries / Affiliates of the Company, including position as CEO of Duke Robotics, Inc.

Effective as of	Conditioned and subject to a successful closing of the RegA+ fund raising process in the USA
Term

●     Indefinite term

●     Executive and Company undertakes to continue employment with the Company for a period of at least 36 month (“Initial Period”)

●     Following the Initial Period, termination by the executive is subject to 6 month termination notice.

●     Following first 36 month of the term, termination by the Company is subject to 6 month termination notice.

Scope of employment	A full time position, dedicating full capacity and availability to the business of the Company and its subsidiaries
Base monthly salary (gross)	NIS 32,000
Annual bonus opportunity (gross)	Bonus opportunity of up to 3 monthly salaries. Performance based subject to discretion of the Company and approval of the Board of Directors
Pension and other social benefits	According to applicable Law and regulations
Vacation, Convalescence pay, Sickness payment	According to applicable Law and regulations
Reimbursement	Travel and meals expenses - as customarily provided by the Company to its senior management personnel.
Other customary terms

●     Confidentiality; Non Solicitation;

●     Non-Compete (for a 3 years period post-employment and/or any other function for the company)

●     Any and all IP of any kind which has been, is being and will be developed by the executive are, and shall be, solely owned by the Company

Agreed and accepted:

/s/ Raziel Atuar

Raziel Atuar